September 13, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. N.E.

Washington, D.C.  20549

Attention: William Choi

Mail Stop 3561

Re:          Samsonite Corporation

Form 10-K for the Fiscal Year Ended January 31, 2005

Filed April 29, 2005

File No. 0-23214

Dear Mr. Choi:

Samsonite Corporation (the “Company”) is in receipt of your comment letter dated September 12, 2005 with respect to the above referenced filing.  In a phone conversation yesterday with Andrew Blume of the staff of the Securities and Exchange Commission, we discussed the Company’s plans for responding to your letter.   As discussed with Mr. Blume, the Company expects to be able to respond to you letter on or before October 5, 2005, and respectfully requests that it be permitted to submit its response in accordance with such schedule.

Please do not hesitate to contact me if you have any questions or comments.

Sincerely,

/s/ Richard H. Wiley

Richard H. Wiley
Chief Financial Officer

cc:           Andrew Blume, U.S. Securities and Exchange Commission